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                            October 13, 2021

       Paul W. Hoelscher
       Chief Financial Officer
       Horizon Therapeutics Public Ltd Company
       Connaught House, 1st Floor
       1 Burlington Road
       Dublin 4, D04 C5Y6
       Ireland

                                                        Re: Horizon
Therapeutics Public Ltd Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2021
                                                            Filed August 4,
2021
                                                            File No. 001-35238

       Dear Mr. Hoelscher :

             We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 122

   1. We note your response to comment 1 and that adjusted EBITDA is closely aligned with the material terms of
your credit agreement. If you are presenting adjusted EBITDA as a liquidity measure
please revise to present it exactly as defined in the credit agreement and provide all the
disclosures required by Question 102.09 in the Compliance and
                                                        Disclosure
Interpretations on Non-GAAP Financial Measures, including all the material terms of the credit
agreement, the full calculation of the debt covenant measure, the amount or limit
required for compliance with the covenant and the actual or reasonably
 Paul W. Hoelscher
Horizon Therapeutics Public Ltd Company
October 13, 2021
Page 2
         likely effects of compliance or non-compliance with the covenant. The liquidity measure should also be reconciled to operating cash flows. Disclosures related to adjusted
         EBITDA as a performance measure should be removed.
2. If you are presenting adjusted EBITDA as a performance measure, we continue to believe that your adjustments to exclude the upfront and milestone payments related to license and collaboration agreements are inconsistent with the guidance in Question 100.01 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please
         confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or
         Regulation G for all periods presented in future filings.

        You may contact Christie Wong at (202) 551-3684 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have any questions.



FirstName LastNamePaul W. Hoelscher                 Sincerely,
Comapany NameHorizon Therapeutics Public Ltd Company
                                                    Division of Corporation
Finance
October 13, 2021 Page 2                             Office of Life Sciences
FirstName LastName